Exhibit 99.2

120 Collins Street

Melbourne 3000

Australia

T +61 (0) 3 9283 3333

F +61 (0) 3 9283 3707

Press release

Australian carbon tax will hold back export industries, investment and jobs growth

10 July 2011

Rio Tinto is disappointed with the Australian Government’s carbon tax proposal, warning it will inevitably hinder investment and jobs growth in Australia without reducing global carbon emissions.

Rio Tinto believes the Government’s carbon tax will undermine Australia’s international competitiveness and hurt the nation’s export-competing industries.

Rio Tinto managing director Australia David Peever said “Today’s announcement is an unfair tax on Australian exporters. We are deeply concerned the proposed carbon tax fails to shield Australia’s export sector and leaves it at a disadvantage compared to international competitors.

“It is crucial that Australia’s contribution to the global effort is in proportion to action being taken by overseas trading rivals so as not to disadvantage important trade-exposed industries.”

All Australians benefit from the economic growth driven by the minerals industry, with the sector responsible for more than eight per cent of GDP and long-term investments running into tens of billions of dollars. Rio Tinto employs more than 20,000 Australians and in the past year alone has approved investments in Australian projects worth almost $9 billion.

Rio Tinto is a long-time advocate of action to reduce global greenhouse gas emissions and has adopted innovative measures and new technologies to increase energy efficiency and lower emissions across all of its operations.

Mr Peever said suggestions for alternative policies and concerns raised by Australian industry in the Government’s climate change business roundtable had not been addressed in today’s announcement and the reduction in the diesel fuel excise rebate represents extra tax forced on the Australian mining sector without any consultation.

“We have to be careful about imposing policy experiments on the Australian economy. Australia’s minerals sector now faces significant additional costs not faced by competitors. This will inevitably reduce potential investment and jobs growth in Australia, without reducing global emissions.

“It should be remembered the carbon price announced today is in addition to the cost of existing measures. And it keeps rising. It locks in significant extra costs for Australian exporters, particularly in aluminium, coal and iron ore.”

Cont…/

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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Rio Tinto reiterated its support for a scheme that fully protects trade-exposed industries by ensuring the price paid by Australian industry does not exceed the carbon price being paid by competitors. As confirmed by the Productivity Commission, the Government does not yet have the data required to establish that price.

Mr Peever said Rio Tinto would continue to advocate a better way of introducing a market-based approach.

“The proposed scheme places an arbitrary cost on Australian exporters that is not aligned with the cost being borne by competitors. It is an unfair impost on Australian exporters, not just the minerals industry, but the whole Australian export sector.

“We need an approach that starts modestly, is phased in to allow for an orderly adjustment in the economy, and only reduces protection for important trade-exposed industries in line with clear evidence of the costs being borne by international competitors.”

Rio Tinto will consider the detail of the Government’s carbon tax proposal in coming days.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

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For further information, please contact:

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Dave Skinner
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Karen Halbert	Christopher Maitland
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Bruce Tobin
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Illtud Harri	Mark Shannon
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Tony Shaffer	David Ovington
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Christina Mills
Office: +44 (0) 20 7781 1154
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Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
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